Chapman and Cutler LLP

320 South Canal Street, 27th Floor

Chicago, Illinois 60606

August 14, 2024

Via EDGAR Filing

Mr. Aaron Brodsky

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re: Guggenheim Defined Portfolios, Series 2426

Total Income Portfolio, Series 32

File Nos. 333-280480 and 811-03763

Dear Mr. Brodsky:

This letter responds to the comments given during a telephone conversation with our office regarding the registration statement on Form S-6 for Guggenheim Defined Portfolios, Series 2426, filed on June 26, 2024, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Total Income Portfolio, Series 32 (the “trust”).

PROSPECTUS

Investment Summary — Security Selection

1. Please disclose how the trust is defining the term “primary market” and the phrase “becoming more engaged with global markets.”

Response: In response to the comment, the second paragraph under “Security Selection – Equity Securities Segment” will be removed and replaced with the following:

Whether a company is deemed to be international is generally determined by a combination of the security’s issuer’s country of incorporation and the primary listing of the security; however, if these two factors differ, the location of the issuer’s sales and assets is also considered. An emerging market country is generally defined as a developing country with low per capita income in the initial stages of its industrialization cycle.

2. Please disclose concretely the trust’s actual investments as of the date of deposit, ensuring that the Principal Risks section only covers risks associated with the trust’s actual investments at the date of deposit.

Response: Once the portfolio is selected, disclosure will be added that states the types of investments that represent a significant amount of the trust’s assets as of the date of deposit. The section entitled “Principal Risks” will be revised to match this list, as appropriate.

* * * * *

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please feel free to contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren

Morrison C. Warren